Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 8, 2024

FAIRFAX RESPONDS TO SHORT SELLER REPORT

Earlier today, Muddy Waters Research issued a report regarding Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) suggesting that the book value of Fairfax was overstated. Fairfax disagrees with the allegations and insinuations contained in the report, and would like to assure all shareholders that Fairfax has prepared its financial statements and reporting in accordance with all applicable accounting principles.

Through the first nine months of 2023, Fairfax has achieved record earnings driven by record operating income. Fairfax will release its fourth quarter and year-end financial results next Thursday, February 15, 2024, and a conference call will follow on the morning of Friday, February 16, 2024, and the management of the company is pleased to address any questions relating to those results or the report issued today at that time.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946